martin currie

INSIGHT

31 July 2003

THE CHINA FUND, INC. (CHN)

Asian Direct
Capital Management

IN BRIEF

Net asset value per share*	US$23.99
Market price*	US$27.78
Premium/discount*	15.79%
Fund size*	US$241.68

At 31 July 2003

	China Fund NAV	MSCI Golden Dragon
One month return*	12.8%	9.3%
One year return*	53.7%	6.1%

*Source: State Street Corporation/Martin Currie Inc

MANAGER'S COMMENTARY

The heat is on. I am not referring merely to the weather, although temperatures here in Shanghai did hit a 70-year record last month, but rather the currency. Open season has been declared on the renminbi as Greenspan, Snow and a variety of other US politicos and commentators queued up to call for revaluation. Our recent company visits (we laboured through the summer heat to visit over 70 companies during July) showed us that Chinese companies are generally unprepared for any move in the currency. The government will have to prepare the business community before anything happens, and this could take some months. Nevertheless, your managers may further increase the bias in the portfolio towards those companies benefiting from domestic demand, rather than exports.

Domestic consumption in China has recovered quickly after SARS. The scenes I witnessed at a car promotion in Nanjing last week would have gladdened the heart of any car maker or salesman. Even in Taiwan, which has been down for so long, domestic resorts are full and there are clear signs of life in the long-moribund property market. The Taiwanese invested heavily in bond funds and foreign exchange deposits. Now that the outlook for bonds is doubtful and confidence in the US$ is waning, cash is starting to flow back into property and stocks.

We expected some temporary slowdown over the summer. This did not happen, and the equation now seems clear: rapid recovery in economic growth + good interim results + super-low interest rates + growing confidence in local currencies = new bull market. There are risks, some incalculable (North Korea, random terrorism, return of SARS) and some predictable (increasing equity supply, US protectionism in a presidential election year). Despite these risks the outlook remains positive.

INVESTMENT STRATEGY

Given bullish sentiment, it will be no surprise that your Fund is almost fully invested (96.7%) with holdings in 62 stocks, of which 3 are unlisted. We made few changes to the portfolio in July. This is partly because we are happy with our positions and partly because we want to minimise tax liabilities for our investors while the fund is carrying large unrealised gains. We took some profits on Chinadotcom. We used the proceeds to invest in the **Comba Telecom** IPO, and to participate in the rights of liver-drug maker **Lifetech**. We also switched some cash into Taipei-listed laggards such as the digital camera maker **Altek** and high-yielding **Chunghwa Telecom**.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

On July 11, 2003, **A-S China Plumbing Products** was listed on the GEM Market (Second Board) in Hong Kong. This listing will provide an exit route for the last remaining investment made by the Fund's previous Direct Investment Manager. **Captive Finance** has recorded a good half-year result. The company continues to take expansion initiatives to develop new business. **Tomoike Industrial** continues to perform well as orders for its backlight units from mobile phone manufacturers are very strong. The company is planning to open new production facilities in China.

The Chinese economy continues to experience rapid growth that in turn is generating strong demand for capital from proven businesses needing to fund expansion. We are working towards closing a number of deals providing expansion capital to profitable companies with proven business models. Such investments are expected to generate a rapid and transparent return for investors with a clear path to liquidity and exit.

There is currently considerable speculation concerning a possible revaluation of the renminbi. The companies in the unlisted portfolio should benefit from such a move in the long run as the Chinese economy continues to expand.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$282.05m
Shares outstanding	10,073,173 shares
Exchange listed	NYSE
Listing date	July 10, 1992
Investment manager	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



■ Hong Kong	46.2%
■ Taiwan	28.6%
■ New York	16.6%
■ B shares	2.7%
■ Direct	2.5%
■ Singapore	1.1%
■ Cash	3.3%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Information technology	22.3	24.04
Industrials	19.0	14.14
Consumer discretionary	14.4	7.21
Materials	10.4	5.88
Utilities	8.1	9.74
Consumer staples	7.6	0.71
Financials	5.1	26.28
Telecommunications	3.7	7.56
Energy	2.9	4.34
Health care	2.9	0.10
Real estate	0.3	—
Cash	3.3	—
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	12.8	20.1
Calendar year to date	51.8	102.0
3 years **	19.1	39.2

DIRECT INVESTMENTS* (3.1%)

Captive Finance	*Financials*	1.2%
Tomoike Industrial (H K) Ltd	*Industrials*	1.0%
A-S China Plumbing Products (8262 HK)	*Industrials*	0.6%
Kowloon Development (34 HK)	*Real estate*	0.3%

15 LARGEST LISTED INVESTMENTS* (50.7%)

Sohu Com Inc	*Information technology*	11.7
Chinadotcom Corporation	*Information technology*	4.9
Fountain Set Holdings	*Materials*	4.7
TCL International	*Consumer discretionary*	3.3
Chaoda Modern Agriculture	*Consumer staples*	3.2
Yanzhou Coal Mining	*Energy*	2.9
Shenzhen Expressway	*Utilities*	2.6
Sinotrans Limited	*Industrials*	2.6
BYD Co	*Industrials*	2.6
Anhui Conch Cement	*Materials*	2.2
Anhui Expressway	*Utilities*	2.1
Xinao Gas Holdings	*Utilities*	2.0
Merry Electronics	*Consumer discretionary*	2.0
China Metal Products	*Materials*	2.0
Synnex Technology	*Consumer discretionary*	1.9

FUND PERFORMANCE

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**12.8**	**43.7**	**51.8**	**53.7**	**19.1**	**23.5**	**7.0**
					-		
MSCI Golden Dragon	9.3	25.8	19.5	6.1	13.6	3.2	—
Hang Seng Chinese Enterprise Index	11.4	37.8	52.7	48.5	11.2	14.7	—

*Source: State Street Corporation/Martin Currie Inc. #The fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE



THE CHINA FUND INC. PREMIUM/DISCOUNT



DIVIDEND HISTORY CHART*



All charts as of 31 July, 2003. *Source: State Street Corporation

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 45.2%					
Fountain Set (Holdings) Ltd	420 HK	HK$6.95	12,750,000	11,361,670	4.7%
TCL International Holdings Ltd	1070 HK	HK$1.93	32,318,000	7,955,965	3.3%
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$1.47	41,038,000	7,787,446	3.2%
Yanzhou Coal Mining Co.	1171 HK	HK$3.90	13,786,000	6,893,663	2.9%
Sinotrans Limited-H	598 HK	HK$2.45	20,065,000	6,303,074	2.6%
BYD Co	1211 HK	HK$19.35	2,525,000	6,264,544	2.6%
Shenzhen Expressway Co., Ltd	548 HK	HK$2.30	21,494,000	6,338,584	2.6%
Anhui Conch Cement	914 HK	HK$5.40	7,726,000	5,349,283	2.2%
Anhui Expressway Co., Ltd	995 HK	HK$2.18	17,778,000	5,014,790	2.1%
Xinao Gas Holdings Ltd	2688 HK	HK$2.75	13,976,000	4,927,910	2.0%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$2.38	12,882,000	3,922,781	1.6%
TPV Technology, Ltd	903 HK	HK$3.00	9,968,000	3,834,215	1.6%
Tack Fat Group International Ltd	928 HK	HK$0.78	37,296,000	3,729,959	1.6%
Wah Sang Gas	8035 HK	HK$0.91	27,778,000	3,276,694	1.4%
Proview Intl Holdings Ltd	334 HK	HK$1.56	17,644,000	3,529,140	1.4%
Comba Telecom Systems Consulting Holdings	2342HK	HK$2.38	10,000,000	3,045,165	1.2%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$2.88	7,436,000	2,741,097	1.1%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.61	29,320,000	2,293,195	1.0%
Wanyou Fire Safety	8201 HK	HK$0.34	53,565,000	2,369,449	1.0%
LifeTec Group, Ltd	1180 HK	HK$0.10	168,492,000	2,246,776	0.9%
Golden Meditech Co Ltd	8180 HK	HK$1.45	11,950,000	2,221,688	0.9%
Beijing Capital International Airport Co., Ltd	694 HK	HK$2.18	7,520,000	2,097,125	0.9%
Sino Golf Holdings Ltd	361 HK	HK$1.49	10,953,000	2,092,505	0.9%
Asia Zirconium	395 HK	HK$0.90	8,428,000	972,555	0.4%
Mainland Headwear Holdings	1100 HK	HK$2.73	1,626,000	568,112	0.2%
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	407,831	0.2%
Essex Bio-Technology Ltd	8151 HK	HK$0.10	24,278,166	342,417	0.1%
Taiwan 28.6%					
Merry Electronics	2439 TT	NT$51.50	3,254,208	4,877,524	2.0%
China Metal Products	1532 TT	NT$31.20	5,186,000	4,709,057	1.9%
Chicony Electronics Co., Ltd	2385 TT	NT$60.50	2,500,960	4,403,611	1.8%
Synnex Technologies International, Corp	2347 TT	NT$53.50	2,950,640	4,594,273	1.9%
Polaris Securities Co., Ltd	6011 TT	NT$17.40	7,740,164	3,919,641	1.6%
Wintek Corp.	2384 TT	NT$26.50	5,040,000	3,887,078	1.6%
Ability Enterprise Corp	2374 TT	NT$35.80	3,714,840	3,870,526	1.6%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$73.50	1,831,200	3,917,148	1.7%
Fubon Financial Holdings	2881 TT	NT$26.00	3,953,952	2,991,931	1.2%
Data Systems Consulting Co	2477 TT	NT$27.90	3,586,000	2,911,799	1.2%
Taiwan Hon Chuan Enterprise	9939 TT	NT$50.50	2,136,000	3,139,348	1.3%
China Motor Co	2204 TT	NT$67.50	1,640,000	3,221,769	1.3%
Cheng Shin Rubber	2105 TT	NT$44.60	2,516,400	3,266,340	1.4%
Vanguard International Semiconductor Corp.	5347 TT	NT$6.60	14,000,000	2,689,173	1.1%
Ho Tung Chemical, Corp	1714 TT	NT$15.40	6,395,904	2,866,616	1.2%
Eva Airways	2618 TT	NT$11.80	6,991,150	2,400,919	1.0%
Sinopac Holdings Co	2890 TT	NT$12.00	6,746,754	2,356,258	1.0%
Altek Corp	3059 TT	NT$78.50	1,430,000	3,267,026	1.4%
Tainan Enterprises	1473 TT	NT$47.80	1,546,000	2,150,722	0.9%
Chunghwa Telecom Co., Ltd	2412 TT	NT$47.70	1,446,000	2,007,398	0.8%
Taiwan FamilyMart	5903 TT	NT$39.80	1,478,520	1,712,605	0.7%
New York 16.6%					
Sohu.com Inc	Sohu US	US$40.00	711,586	28,271,312	11.7%
Chinadotcom, Corp	China US	US$12.37	973,654	11,789,976	4.9%
B shares 2.7%					
China International Marine Containers Co., Ltd.	200039 CH	HK$9.97	2,442,747	3,122,632	1.3%
Luthai Textile Co., Ltd	200726 CH	HK$4.53	3,119,794	1,812,055	0.7%
Shanghai Friendship Group Co., Inc	900923 CH	US$0.71	2,303,437	1,644,654	0.7%
Direct 2.5%					
Captive Finance Ltd			2,000,000	3,045,000	1.2%
Tomoike Industrial (H.K.) Ltd			825,000	2,352,068	1.0%

A-S China Plumbing Products, Ltd	8262 HK	HK$1.26	5,850,000	1,417,560	0.6%
Kowloon Development	34 HK	HK$3.30	1,530,000	647,370	0.3%
Singapore 1.1%					
People's Food Holding	PFH SP	S$1.04	4,400,000	2,601,478	1.1%
Cash 3.3%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com